UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2026 (Report No. 2)

001-41502 (Commission File Number)

WEARABLE DEVICES LTD.

(Exact name of Registrant as specified in its charter)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Wearable Devices Ltd.’s (the “Company”) press release issued on February 11, 2026, titled “Wearable Devices Launches ai6 Labs: The Ecosystem Bridging Intent to Digital Reality.”

The first four paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, and 333-274343) and on Form F-3 (File Nos. 333-274841 and 333-291100) of the Company, filed with the SEC, to be a part thereof from the date on which this 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Wearable Devices Ltd. dated February 11, 2026, titled “Wearable Devices Launches ai6 Labs: The Ecosystem Bridging Intent to Digital Reality.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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